SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)

                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]


     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ____________


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                              TAT Technologies Ltd.

6-K Items

1. Press Release re TAT Technologies Ltd. announces a change in control of the company dated November 15, 2007.


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                                                                          ITEM 1


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Corporate Contact:

Israel Ofen
Chief Financial Officer
TAT Technologies ltd.
+972 (8) 859-5411

TAT TECHNOLOGIES LTD. ANNOUNCES A CHANGE IN CONTROL OF THE COMPANY

GEDERA, Israel, November 14, 2007 -- TAT Technologies Ltd. (NASDAQ: TATTF) today announced that Isal Amelet Investments (1994) Ltd. ("Isal"), has entered into agreements to acquire a controlling interest in the company.

Isal has entered into agreements with the major shareholders of our parent company, TAT Industries Ltd., a public company traded on the Tel Aviv Stock Exchange, and the owner of 47.7% of our shares, to acquire a controlling interest in TAT Industries. Under the agreements, Mr. Shlomo Ostersetzer, the chairman of our board of directors, has agreed to sell to Isal his entire beneficial ownership interest in our parent company, at a price of approximately $19.80 per share. Mr. Dov Zeelim, the president and vice chairman of our board of directors, agreed to sell to Isal 50% of his beneficial ownership in TAT Industries, at a price of approximately $19.80 per share. The agreement between Isal and Mr. Zeelim also provides for a mutual call and put option for the sale of his remaining beneficial ownership in our parent company, exercisable after January 1, 2010. Mr. Zeelim also agreed to sell to Isal his entire beneficial ownership interest in TAT Technologies (45,000 ordinary shares or approximately 0.69% of our outstanding shares), at a price of approximately $20.00 per share.

In addition, FIMI Opportunity Fund, through its affiliate Ta-Top Limited Partnership, agreed to sell 600,000 ordinary shares of TAT Technologies beneficially held by it (approximately 9.2% of our outstanding shares), at a price of approximately $21.00 per share. The agreement between Isal and FIMI also provides for a mutual call and put option exercisable after one year with respect to the remaining 241,443 ordinary shares of our company beneficially held by FIMI (approximately 3.7% of our outstanding shares). Messrs. Gillon Beck and Ishay Davidi, directors of our company, are partners in FIMI.

The agreements are subject to regulatory approvals and other closing conditions.

ABOUT TAT TECHNOLOGIES LTD.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.


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SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, GENERAL BUSINESS CONDITIONS IN THE AIRLINE INDUSTRY, CHANGES IN DEMAND FOR OUR SERVICES AND PRODUCTS, THE TIMING AND AMOUNT OR CANCELLATION OF ORDERS, THE PRICE AND CONTINUITY OF SUPPLY OF COMPONENT PARTS USED IN OUR OPERATIONS, AND OTHER RISKS DETAILED FROM TIME TO TIME IN LIMCO-PIEDMONT'S FILINGS WITH THE SECURITIES EXCHANGE COMMISSION, INCLUDING ITS QUARTERLY REPORT ON FORM 10-Q. THESE DOCUMENTS CONTAIN AND IDENTIFY OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN OUR PROJECTIONS OR FORWARD-LOOKING STATEMENTS. STOCKHOLDERS AND OTHER READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY OR REVISE ANY FORWARD-LOOKING STATEMENT.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    TAT TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /s/ Israel Ofen
                                                    -------------------
                                                    Israel Ofen
                                                    Executive Vice President and
                                                    Chief Financial Officer


Date: November 15, 2007